===============================================================================

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  Form 11-K

            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


(MARK ONE)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995
                                           -----------------


                                      OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED]

                    FOR THE TRANSITIONAL PERIOD FROM        TO
                                                    -----------------

                    COMMISSION FILE NUMBER          1-7850
                                          ---------------------------


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:


                   EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                          SOUTHWEST GAS CORPORATION
               5241 SPRING MOUNTAIN ROAD, POST OFFICE BOX 98510
                         LAS VEGAS, NEVADA 89193-8510

===============================================================================

ITEM 1.   FINANCIAL STATEMENTS AND EXHIBITS

          Listed below are all financial statements and exhibits filed as a part of this Annual Report:

          (a) Financial statements, including Statements of Net Assets Available for Benefits as of December 31, 1995 and 1994 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, Notes to Financial Statements and Schedules I and II, together with the report thereon of Arthur Andersen LLP, independent public accountants (pages 3 - 14).

          (b)  Consent of Arthur Andersen LLP, independent public accountants.








                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees' 401(k) Plan of PriMerit Bank Committee have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.





                                           EMPLOYEES' 401(k) PLAN
                                            OF PRIMERIT BANK





Date:      June 25, 1996           By: /s/ Dan J. Cheever
     -------------------------        --------------------------
                                      Dan J. Cheever
                                      President and
                                      Chief Executive Officer


                   EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                   ---------------------------------------

                             FINANCIAL STATEMENTS
                             --------------------

                       AS OF DECEMBER 31, 1995 AND 1994
                       --------------------------------

                           AND THE YEARS THEN ENDED
                           ------------------------

                        TOGETHER WITH AUDITORS' REPORT
                        ------------------------------


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employees' 401(k) Plan of PriMerit Bank Committee:

We have audited the accompanying statements of net assets available for benefits of the Employees' 401(k) Plan of PriMerit Bank (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at December 31, 1995, and reportable transactions for the year ended December 31, 1995, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       ARTHUR ANDERSEN LLP

Las Vegas, Nevada
June 11, 1996

(Except with respect to
the matter discussed in
Note 8 as to which the
date is June 18, 1996)


                                                      EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                                                                WITH FUND INFORMATION
                                                                  DECEMBER 31, 1995




ASSETS
- ------
                                                                            FUND INFORMATION
                                     ---------------------------------------------------------------------------------
                                      SOUTHWEST                                                               LARGE
                                         GAS                                                  GOVERNMENT     CAPITAL-
                                        COMMON                                    CORE        CORPORATE      IZATION
                                        STOCK      GUARANTEED     BALANCED       EQUITY          BOND        EQUITY         TOTAL
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
Investments, at market value:

Southwest Gas Common Stock           $ 1,496,986   $        --   $        --   $        --   $        --   $        --   $ 1,496,986
Guaranteed Account                            --     1,509,518            --            --            --            --     1,509,518
Balanced Account                              --            --       451,868            --            --            --       451,868
Core Equity Account                           --            --            --       662,195            --            --       662,195
Gov't Corporate Bond Account                  --            --            --            --        72,965            --        72,965
Large Capitalization Equity Account           --            --            --            --            --       258,938       258,938
Dreyfus Treasury
  Cash Management Fund                    35,608        10,541         4,109           663           887         3,169        54,977
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                       1,532,594     1,520,059       455,977       662,858        73,852       262,107     4,507,447

December 1995 contributions
  receivable                              40,309        21,141         9,918        12,019         3,247         6,910        93,544
Notes receivable (Note 4)                     --        93,999            --            --            --            --        93,999
Interest receivable                          257            56            41            49            14            30           447
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                     $ 1,573,160   $ 1,635,255   $   465,936   $   674,926   $    77,113   $   269,047   $ 4,695,437
                                     ===========   ===========   ===========   ===========   ===========   ===========   ===========



LIABILITIES AND PLAN EQUITY
- ---------------------------

                                      SOUTHWEST                                                               LARGE
                                         GAS                                                 GOVERNMENT      CAPITAL-
                                        COMMON                                    CORE       CORPORATE       IZATION
                                        STOCK      GUARANTEED     BALANCED       EQUITY         BOND         EQUITY         TOTAL
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

Excess contributions payable:
  Participants (Note 7)              $        --   $     5,363   $     2,549   $     6,406   $       675   $     3,125   $    18,118
Accrued expenses                          16,664            --            --            --            --            --        16,664
Plan equity, at market
  value (Note 5)                       1,556,496     1,629,892       463,387       668,520        76,438       265,922     4,660,655
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

                                     $ 1,573,160   $ 1,635,255   $   465,936   $   674,926   $    77,113   $   269,047   $ 4,695,437
                                     ===========   ===========   ===========   ===========   ===========   ===========   ===========

                      (See notes to financial statements)


                                                      EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                                                                WITH FUND INFORMATION
                                                                  DECEMBER 31, 1994



ASSETS
- ------
                                                                            FUND INFORMATION
                                     ---------------------------------------------------------------------------------
                                      SOUTHWEST                                                               LARGE
                                         GAS                                                  GOVERNMENT     CAPITAL-
                                        COMMON                                    CORE        CORPORATE      IZATION
                                        STOCK      GUARANTEED     BALANCED       EQUITY          BOND        EQUITY         TOTAL
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
Investments, at market value:

Southwest Gas Common Stock           $   820,111   $        --   $        --   $        --   $       --    $        --   $   820,111
Guaranteed Account                            --     1,372,563            --            --           --             --     1,372,563
Balanced Account                              --            --       325,109            --           --             --       325,109
Core Equity Account                           --            --            --       432,628           --             --       432,628
Gov't Corporate Bond Account                  --            --            --            --       40,351             --        40,351
Large Capitalization Equity Account           --            --            --            --           --        139,968       139,968
Dreyfus Treasury
  Cash Management Fund                    36,474            61            10            90           95             96        36,826
                                     -----------   -----------   -----------   -----------   ----------    -----------   -----------
                                         856,585     1,372,624       325,119       432,718       40,446        140,064     3,167,556

Notes receivable (Note 4)                     --        78,251            --            --           --             --        78,251
Interest receivable                           83            49            12            11            3              9           167
                                     -----------   -----------   -----------   -----------   ----------    -----------   -----------
                                     $   856,668   $ 1,450,924   $   325,131   $   432,729   $   40,449    $   140,073   $ 3,245,974
                                     ===========   ===========   ===========   ===========   ==========    ===========   ===========


LIABILITIES AND PLAN EQUITY
- ---------------------------

                                      SOUTHWEST                                                               LARGE
                                         GAS                                                  GOVERNMENT     CAPITAL-
                                        COMMON                                    CORE        CORPORATE      IZATION
                                        STOCK      GUARANTEED     BALANCED       EQUITY          BOND        EQUITY         TOTAL
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

Excess contributions payable:
  Participants (Note 7)              $        --   $    16,236   $     3,739   $     5,068   $       391   $     1,006   $    26,440

Accrued expenses                          19,032            --            --            --            --            --        19,032
Plan equity, at market
  value (Note 5)                         837,636     1,434,688       321,392       427,661        40,058       139,067     3,200,502
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

                                     $   856,668   $ 1,450,924   $   325,131   $   432,729   $    40,449   $   140,073   $ 3,245,974
                                     ===========   ===========   ===========   ===========   ===========   ===========   ===========

                      (See notes to financial statements)


                                                   EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                                                             WITH FUND INFORMATION
                                                     FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                            FUND INFORMATION
                                     ---------------------------------------------------------------------------------
                                      SOUTHWEST                                                               LARGE
                                         GAS                                                  GOVERNMENT     CAPITAL-
                                        COMMON                                    CORE        CORPORATE      IZATION
                                        STOCK      GUARANTEED     BALANCED       EQUITY          BOND        EQUITY        TOTAL
                                     -----------   -----------   -----------   -----------   -----------   -----------  -----------

Investment Income:

  Dividends                          $    60,876   $        --   $        --   $        --   $        --   $        --  $    60,876
  Interest                                 1,263        94,149           209           308            83           223       96,235
                                     -----------   -----------   -----------   -----------   -----------   -----------  -----------
                                          62,139        94,149           209           308            83           223      157,111
                                     -----------   -----------   -----------   -----------   -----------   -----------  -----------

Realized gain on investments               3,565            --         5,668        14,362           869         4,023       28,487

Unrealized appreciation
  of investments                         278,639            --        79,742       160,013         9,037        45,803      573,234

Contributions:
  PriMerit Bank                          517,906            --            --            --            --            --      517,906
  Participants                                --       290,851       132,035       145,075        36,883       111,029      715,873
                                     -----------   -----------   -----------   -----------   -----------   -----------  -----------
                                         517,906       290,851       132,035       145,075        36,883       111,029    1,233,779
                                     -----------   -----------   -----------   -----------   -----------   -----------  -----------

Distributions to participants
  and beneficiaries                     (106,861)     (242,144)      (44,031)      (67,051)      (11,095)      (24,748)    (495,930)

Administrative expenses (Note 1)         (36,528)           --            --            --            --            --      (36,528)

Transfer between funds                        --        52,348       (31,628)      (11,848)          603        (9,475)          --
                                     -----------   -----------   -----------   -----------   ------------  -----------  -----------

Net increase in Plan equity              718,860       195,204       141,995       240,859        36,380       126,855    1,460,153

Plan equity, beginning of year           837,636     1,434,688       321,392       427,661        40,058       139,067    3,200,502
                                     -----------   -----------   -----------   -----------   -----------   -----------  -----------
Plan equity, end of year             $ 1,556,496   $ 1,629,892   $   463,387   $   668,520   $    76,438   $   265,922  $ 4,660,655
                                     ===========   ===========   ===========   ===========   ============  ===========  ===========

                      (See notes to financial statements)


                                                    EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                                                              WITH FUND INFORMATION
                                                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                            FUND INFORMATION
                                     --------------------------------------------------------------------------------
                                      SOUTHWEST                                                               LARGE
                                         GAS                                                GOVERNMENT       CAPITAL-
                                        COMMON                                    CORE      CORPORATE        IZATION
                                        STOCK      GUARANTEED     BALANCED       EQUITY        BOND          EQUITY      TOTAL
                                     -----------   -----------  -----------   -----------   -----------   ----------- -----------

Investment Income:

  Dividends                          $    37,665   $        --  $        --   $        --   $        --   $        -- $    37,665
  Interest                                   682        90,880          142           118            30            64      91,916
                                     -----------   -----------  -----------   -----------   -----------   ----------- -----------
                                          38,347        90,880          142           118            30            64     129,581
                                     -----------   -----------  -----------   -----------   -----------   ----------- -----------

Realized gain (loss)
  on investments                           3,481            --         (245)           33           (20)           58       3,307

Unrealized appreciation
  (depreciation)
  of investments                        (134,163)           --       (4,845)        5,515            92         2,532    (130,869)

Contributions:
  PriMerit Bank                          468,995            --           --            --            --            --     468,995
  Participants                                --       297,496      143,423       120,947        29,007        81,165     672,038
                                     -----------   -----------  -----------   -----------   -----------   ----------- -----------
                                         468,995       297,496      143,423       120,947        29,007        81,165   1,141,033
                                     -----------   -----------  -----------   -----------   -----------   ----------- -----------

Distributions to participants
  and beneficiaries                     (104,996)     (290,540)     (45,289)      (64,588)         (347)       (3,602)   (509,362)

Administrative expenses (Note 1)         (34,769)           --           --            --            --            --     (34,769)

Transfer between funds                        --      (142,916)      36,596        36,174        11,296        58,850          --
                                     -----------   -----------  -----------   -----------   -----------   ----------- -----------
Net increase (decrease)
  in Plan equity                         236,895       (45,080)     129,782        98,199        40,058       139,067     598,921

Plan equity, beginning of year           600,741     1,479,768      191,610       329,462            --            --   2,601,581
                                     -----------   -----------  -----------   -----------   -----------   ----------- -----------
Plan equity, end of year             $   837,636   $ 1,434,688  $   321,392   $   427,661   $    40,058   $   139,067 $ 3,200,502
                                     ===========   ===========  ===========   ===========   ===========   =========== ===========

                      (See notes to financial statements)


NOTE 1:  DESCRIPTION OF PLAN

The following description of the Employees' 401(k) Plan (the Plan) of PriMerit Bank (the Bank) provides summary information regarding the Plan.

General
- -------

Effective January 1, 1988 the Bank offered to all its eligible employees', participation in a voluntary defined contribution plan. All employees who were employed by the Bank on January 1, 1988 and who were at least age 21 on that date became participants on January 1, 1988. An employee hired after that date or reaching age 21 after that date is eligible to participate in the Plan on the applicable entry date on or following the date on which the employee reaches age 21 and has completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
- -------------

Participants may contribute from one percent to fifteen percent of their annual wages, including bonuses, overtime pay and commissions. During 1995 and 1994, the Bank's contribution was 100 percent of participants' contributions not exceeding 6 percent of a participant's annual wages. The Bank has discretion to make profit sharing contributions as determined by the Board of Directors. No profit sharing contributions were made during 1994 and 1995.

All of the Bank's contributions are invested in Southwest Gas Corporation (Southwest) common stock. The Bank is a wholly owned subsidiary of Southwest.

Vesting
- -------

Participants are immediately 100 percent vested in their pre-tax contributions plus actual earnings thereon. Vesting in the contributions made by the Bank and in any earnings thereon is determined based on years of service with the Bank as follows:

                        Years of Service          Vested Percentage
                        ---------------          -----------------
                                1                         0%
                                2                        20%
                                3                        40%
                                4                        60%
                                5                        80%
                            6 or more                   100%

A participant will receive a year of service if the participant has worked at least 1,000 hours in a Plan year.

Withdrawals from the Plan
- -------------------------

The Plan permits distributions from participants' accounts when any of the following events occur: (1) participant reaches normal or deferred retirement age; (2) participant becomes permanently disabled while employed by the Bank;
(3) participant dies while employed by the Bank; (4) participant terminates employment with the Bank; (5) participant qualifies under a hardship withdrawal or a loan to withdraw amounts from the Plan; and (6) the Bank terminates the Plan. All distributions from the Plan, except hardship withdrawals and loans, less than $3,500 will be paid in a single lump sum, while distributions greater than $3,500 from the Plan are made in the form of an annuity contract. A participant, or their beneficiary, may elect to waive the annuity form of

distribution in favor of a single lump sum or in installments. Distributions, other than hardship withdrawals and loans, will be paid shortly after the end of the Plan year (or sooner, if administratively convenient) in the form selected by the participant or beneficiary.

Plan Expenses
- -------------

Plan expenses were paid by the Plan via participants' forfeitures with the Bank paying any excess. Forfeitures have not been used to reduce employer contributions.

Plan Administration
- -------------------

Bank of America acts as the trustee and the Bank is the administrator for all activities of the Plan.

Reclassification
- ----------------

Certain reclassifications have been made to conform the prior year with the current year presentation.

NOTE 2:  VALUATION OF INVESTMENTS AND INCOME RECOGNITION
- --------------------------------------------------------

All investments of the Plan are stated at quoted market value. The units of participation in the Guaranteed, Balanced, Core Equity, Government/Corporate Bond, and Large Capitalization Equity accounts are valued based upon original cost plus accumulated net interest income and changes in value of the underlying investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis.

NOTE 3:  ACCOUNT DESCRIPTIONS
- -----------------------------

A description of the Plan accounts is as follows:

        SOUTHWEST COMMON STOCK ACCOUNT - The Bank's contributions are invested in common stock of its parent. At December 31, 1995 and 1994, the Plan held 84,924 and 60,630 shares, respectively, of Southwest common stock.

        GUARANTEED ACCOUNT - The account invests primarily in high-quality bonds and mortgages. The assets of the account are backed by the general assets of The Lincoln National Life Insurance Company (Lincoln
        Life) and are invested the same way as Lincoln Life's general investment account. The account guarantees principal, a minimum rate of return and a current interest crediting rate. At December 31, 1995 and 1994, the Plan held 1,509,518 and 1,372,563 units, respectively, of the Guaranteed Account.

        BALANCED ACCOUNT - The account invests in a combination of stocks, bonds and money market instruments. At December 31, 1995 and 1994, the Plan held 112,897 and 101,687 units, respectively, of the Balanced Account.

        CORE EQUITY ACCOUNT - The account invests primarily in large capitalization stocks of well-established companies and broadly diversifies them to control risk. At December 31, 1995 and 1994, the Plan held 95,965 and 86,264 units, respectively, of the Core Equity Account.


        GOVERNMENT/CORPORATE BOND ACCOUNT - The account invests primarily in government mortgage backed and corporate bonds structured to minimize interest rate risk and maximize return potential. At December 31, 1995 and 1994, the Plan held 15,916 and 10,069 units, respectively, of the Government/Corporate Bond Account.

        LARGE CAPITALIZATION EQUITY ACCOUNT - The account invests primarily in large capitalization stocks that have potential to grow 50% within 18 months from the date of purchase. At December 31, 1995 and 1994, the Plan held 53,440 and 37,293 units, respectively, of the Large Capitalization Equity Account.

Lincoln National Investment Management Company (LNIMC) serves as the primary investment advisor for the Guaranteed, Balanced, Core Equity, Government/Corporate Bond, and Large Capitalization Equity Accounts. The Guaranteed, Balanced and Government/Corporate Bond Accounts are also managed by LNIMC. The Core Equity Account is managed by Vantage Global Advisors. The Large Capitalization Equity Account is managed by Lynch & Mayer.

NOTE 4:  NOTES RECEIVABLE
- -------------------------

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through liquidation of participants' investment accounts. Payments on the loans include interest at a rate at or above the prime interest rate.

NOTE 5:  PLAN EQUITY
- -------------------

Plan equity at December 31, 1995 and 1994 includes withdrawing participants' accounts with aggregate market value of $223,496 and $123,147, respectively. These amounts became payable subsequent to year end. Amounts allocated to withdrawing participants are recorded on the Form 5500 as a liability.

NOTE 6:  PLAN TERMINATION
- -------------------------

Although the Bank expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination or complete discontinuance of contributions to the Plan, the participants will become
100 percent vested in all Bank contributions already allocated to participants' accounts.

NOTE 7:  FEDERAL INCOME TAXES
- -----------------------------

The Plan obtained its last determination letter from the Internal Revenue Service on March 19, 1992. At that time, the Plan was deemed to be designed to satisfy the qualification requirements, and consequently the related trust appeared to satisfy the tax exempt requirement of the Internal Revenue Code. The Plan has been amended subsequently. The Plan administration and tax counsel believe that the Plan is currently designed and being operated in compliance with the qualification requirements of the Internal Revenue Code, and the related trust was tax exempt as of the financial statement date.
The Internal Revenue Code requires that the Plan, on an annual basis, meet certain average deferral percentage tests in order to maintain its qualified plan status. At December 31, 1995 and 1994, the Plan did not comply with the average deferral percentage tests. In order to retain its qualified plan status, the Plan returned deferrals of $18,118 and $26,440 to participants for the years ended December 31, 1995 and 1994. No Bank contributions were returned for the years ended December 31, 1995 and 1994.

NOTE 8:  SUBSEQUENT EVENT
- -------------------------

On June 18, 1996, the Plan was amended to provide participants with 100% vesting upon change of control of the Bank. In January 1996, the Bank's parent company entered into a definitive agreement to sell the Bank, subject to regulatory and shareholder approval. The sale is anticipated to be finalized in the third quarter of 1996. As the Bank fully funds the matching contributions made on participants' contributions, no financial statement impact is anticipated upon the change in vesting.


                                                                                        SCHEDULE I
                    EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                               EIN:  88-0226101
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1995

                                                                                            MARKET
ISSUER                         DESCRIPTION OF INVESTMENT                  COST              VALUE
- --------------------    ---------------------------------------       ------------      ------------

Lincoln National        1,509,518 units Guaranteed Account            $  1,509,518      $  1,509,518
Life Insurance Co.

Lincoln National        15,916 units Government/Corporate Bond        $     63,814      $     72,965
Life Insurance Co.

Lincoln National        112,897 units Balanced Account                $    371,696      $    451,868
Life Insurance Co.

Lincoln National        95,965 units Core Equity Account              $    500,839      $    662,195
Life Insurance Co.

Lincoln National        53,440 units Large Capitalization/Equity
Life Insurance Co.        Account                                     $    212,377      $    258,938

Southwest Gas           84,924 shares Southwest Gas Corporation
Corporation               Common Stock*                               $  1,218,603      $  1,496,986

Dreyfus Service         54,977 shares Dreyfus Treasury Cash
Corporation               Management                                  $     54,977      $     54,977

Various Participants    Notes receivable from participants            $     93,999      $     93,999

* party-in-interest

                                                                   SCHEDULE II

                                        EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                                                    EIN:  88-0226101
                                    ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                         FOR THE YEAR ENDED DECEMBER 31, 1995



                               Purchases                                       Sales
                       -----------------------------   -----------------------------------------------------
                         Number of                       Number of                    Original       Gain
    Description         Transactions        Cost       Transactions     Proceeds        Cost        (Loss)
- --------------------   --------------   ------------   ------------   ------------   -----------   ---------
Southwest Gas Common
  Stock Account              8          $    264,576        --        $         --   $        --   $      --

Guaranteed Account          10          $    224,083         4        $    165,150   $   165,150   $      --

Balanced Account            --          $         --        --        $         --   $        --   $      --

Core Equity Account         --          $         --        --        $         --   $        --   $      --

Large Capitalization
  Equity Account            --          $         --        --        $         --   $        --   $      --

Dreyfus Treasury Cash
  Management Fund          178          $  1,634,204       129        $  1,618,420   $ 1,618,420   $      --

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